UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                        INMEDICA DEVELOPMENT CORPORATION
                                (Name of Issuer)

                          Common Stock $.001 par value
                         (Title of Class of Securities)

                                    457639104
                                 (CUSIP Number)

                           Chi Lin Technology Co. Ltd.
      717 N. 71 Te Lun Road, Jen Te Hsiang, Tainan County, Taiwan, R.O.C.
                              011-886-06-279-1194
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 2, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

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


CUSIP No.   457639104
1.          Names of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of
            Above Persons:
                  Chi Lin Technology Co. Ltd.  (None)
2.    Check the Appropriate Box if a Member of a Group
                  (a)
                  (b)

3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 6. Citizenship or Place of Organization Republic of China

Number of Shares
by Each Reporting
Persons With       7.     Sole Voting Power     6,043,704  Beneficially Owned
--------------------------------------------------------------------------------
                   8.     Shared Voting Power
--------------------------------------------------------------------------------
                   9.     Sole Dispositive Power 6,043,704
--------------------------------------------------------------------------------
                  10.     Shared of Dispositive Power
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,043,704
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         13.      Percent of Class  Represented by Amount in Row (11) 33.33%
         14.      Type of Reporting Person (See Instructions)
                  CO



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


Item 1.Security and Issuer

      Common Stock, $.001 par value
      InMedica Development Corporation
      825 North 300 West, Suite N132
      Salt Lake City, Utah 84103

Item 2.     Identity and Background

      (a) Chi Lin Technology Co. Ltd., a Taiwan corporation (b) 717 N. 71 Te Lun Road, Jen Te Hsiang, Tainan County, Taiwan, R.O.C. (d) No criminal convictions during past 5 years.
      (e) No involvement in civil proceedings regarding federal or state securities law violations during the past five years.

Item 3.     Source and Amount of Funds or Other Consideration

      Working Capital of the Reporting Person

Item 4.     Purpose of the Transaction

      The Reporting Person acquired an additional 715,500 shares of common stock effective May 2, 2005 for $.10 per share pursuant to the exercise of its anti-dilution rights in order to maintain its one third ownership percentage of the Company. The Reporting Person previously acquired 5,328,204 restricted shares of common stock of InMedica and 29,420 shares of the common stock of InMedica's subsidiary, MicroCor,Inc. in 2001 in exchange for the Reporting Person's promissory notes to pay an aggregate of $1,000,000 to InMedica and the subsidiary. The Reporting Person has no present plans or proposals that would result in any of the following, except as noted below:
(a) The acquisition by any person of additional securities of the issuer, except that the Reporting Person has an anti-dilution right for a period of five years from May 10, 2001, that permits the reporting person to maintain its percentage ownership in InMedica;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board, except that the Stock Purchase Agreement permits the Reporting Person to nominate two persons to become directors of the Issuer;

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

(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j)      Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer
(a) Chi Lin Technologies Col Ltd. holds 6,043,704 shares of common stock of the Company (33.33%).
(b) Shared voting and dispositive power: None Sole voting and dispositive power: 6,043,704 shares.
(c) During the past 60 days the Reporting Person has not purchased or sold securities of the issuer, except the 715,500 shares referred to above.
(d) No person other than the Reporting Person has the right to receive or direct dividends or sale proceeds from the securities;
(e) The Reporting Person remains a beneficial owner of more than 5% of this class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to transfer or voting the securities acquired and disposed of in this transaction, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of division of profits or losses, or the giving or withholding of proxies.

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

Item 7.       Exhibits

      Stock Purchase Agreement dated May 10, 2001, containing anti-dilution rights, incorporated by reference to Exhibit 1 to Form 10QSB for the quarter ended March 31, 2001.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2005

                                CHI LIN TECHNOLOGIES CO. LTD.

                                /s/   Mao-Song Lee
                                By:   Mao-Song Lee
                                Its:   President


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